Exhibit 99.9

Certificate of Qualified Person

I, Robert Leon Goosen, B.Eng. (Mining Engineering), Pr. Eng., residing at 448 Rooibekkie Crescent, Featherbrooke Estate, Krugersdorp, South Africa hereby certify that:

1.              I am currently a Principal Consultant — Mining Engineering with the firm of Advisian/WorleyParsons Group of 39 Melrose Boulevard, Melrose Arch, 2076, Johannesburg, South Africa.

2.              I am a practising mining engineering consultant and a registered professional engineer with the Engineering Council of South Africa (ECSA).  I am also a member of the Association of Mine Managers of South Africa (AMMSA).

3.              This certificate applies to the technical report titled “Independent Technical Report for the Waterberg Project including Resource Update and Pre-Feasibility Study” dated effective October 17, 2016 (the “Report”).

4.              I graduated from the University of Pretoria with a B.Eng. (Mining Engineering) degree in 1993.  I obtained my Mine Manager’s Certificate of Competency in 1996.  I have practiced my profession since 1993.  I have more than twenty years of mining experience including +15 years in mining production and project execution, the majority of this with hard rock precious metals mines in South Africa. I have been working for Advisian/WorleyParsons Group for 5 years as a consulting mining engineer.

5.              I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of the Instrument.

6.              Prior to co-authoring this Report in respect of the Waterberg Project, I have had no prior involvement with the Waterberg Project.

7.              I have visited the Waterberg Project for personal inspection during the project phase on 13 October 2016 for a period of one day.

8.              I am the co-author of this report and am responsible for reviewing Sections 4, 5, 15, 16 and 23 and am jointly responsible for sections 1, 2, 3, 6, 18, 24, 25, 26 and 27.

9.              I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10.       I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

11.       I have read the Instrument and confirm that the parts of the Report that I am responsible for have been prepared in compliance with the Instrument.

12.       I do not have nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd. and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.       At the effective date of the Report, to the best of my knowledge, information and belief, the parts of the Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on October 19, 2016.

“Robert Leon Goosen”
Robert Leon Goosen
Principal Consultant — Mining Engineering
Advisian/WorleyParsons Group